Peter Berkman

Peter Berkman Attorney PLLC

Fl Bar No. 110330

18865 SR 54 #110

Lutz, FL 33558

Phone: 813.600.2971

Mobile: 813.743.5057

Facsimile: 888.413.0890

Email:peter@peterberkmanlaw.com

Website:  www.peterberkmanlaw.com

May 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

RE:	Beyond Wellness International, Inc. Offering Statement on Form 1-A/A [Amendment No. 2] File No. 024-11173

Dear Sir and Madam:

The above-referenced Amendment No. 2 to the Form 1-A was filed on May 22, 2020. In response to your letter of May 6, 2020, please note the following changes and corrections [with reference to your Comment numbers]:

1.	The Part I has been revised to include the Common Stock Purchase Warrants and the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants.

2.	A new Form 8-A 12-b has been filed simultaneously with the filing of this Amendment No. 2.

3.	The revisions to the “Dilution” Item have been made at pages 17-18.

4.	The description of the proposed Joint Venture investment has been clarified at page 21 and Note 10 to the Financial Statements on page 54.

5.	This additional disclosure has been made at page 23 and Note 6 to the Financial Statements at page 50.

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6.	The Report of the Registered Independent Public Accounting Firm has been redated in accordance with PCAOB Auditing Standard 3110.

7.	The Statement of Cash Flows has been revised at page 46.

8.	The Statement of Cash Flows has been revised at page 46.

9.	Additional disclosure has been provided with respect to the intangible assets at page 47.

10.	The exclusive forum provision has been removed from Exhibit 4.1 at page 4 of Exhibit 4.1.

11.	Exhibit 11.1 has been redated.

12.	Exhibit 12.1 has been revised and redated.

In addition to the above responses, please note that the Registrant has added an additional Risk Factor at page 13 and in Note 11 to the Financial Statements with respect to the current economic uncertainties and associated business risks caused by the COVID-19 pandemic.

We respectfully request that the Offering Circular be Qualified following your review of this Amendment.

Very truly yours,

Peter Berkman, Esq

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